Filed pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED DECEMBER 10, 2019

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. as supplemented by Supplement No. 1, dated November 15, 2019 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•                  updated risk factors;

•                  changes to executive officers and to the Advisor’s management team;

•                  changes to our valuation procedures, including an estimated impact to our NAV per share when changes become effective; and

•                  updated security ownership table.

•                  Risk Factors

The risk factor entitled “Interest rate changes may cause volatility in our monthly NAV” is removed from the Prospectus.

In addition, the following risk factor replaces the similar risk factor contained in the Prospectus and all similar disclosure in the Prospectus:

Because we generally do not mark to market our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV.

In accordance with our valuation procedures, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances).  Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument, which is valued at par for property-level mortgages or corporate-level credit facilities that are intended to be held to maturity.  As a result, the realizable value of our company or our assets that are encumbered by debt used in the calculation of our NAV may be higher or lower than the value that would be derived if such debt instruments were marked to market. In some cases such difference may be significant. For example, we estimate the fair value of our debt that was intended to be held to maturity as of September 30, 2019 was $14.9 million higher than par for such debt in aggregate, meaning that if we used the fair value of our debt rather than par (and treated the associated hedge as part of the same financial instrument), our NAV would have been lower by approximately $14.9 million as of September 30, 2019.

•                  Changes to Executive Officers and Advisor’s Management Team

The following disclosure updates the sections of the Prospectus entitled “Management—Directors and Executive Officers” and “The Advisor Agreement and the Advisor—The Advisor” and all similar disclosure in the prospectus.

Changes to Executive Officers

On December 10, 2019, Dwight L. Merriman III, currently our Managing Director, Chief Executive Officer, was named Chief Executive Officer of Industrial for Black Creek Group, LLC, an affiliate of our sponsor.  In this role, Mr. Merriman will oversee the acquisition, asset management and portfolio management activities for all industrial investments across Black Creek Group sponsored funds, including us.  As a result, on December 10, 2019, Mr. Merriman announced that he will step down as our Managing Director, Chief Executive Officer, effective as of January 1, 2020.  In connection with this announcement, on December 10, 2019, the board of directors appointed Jeffrey W. Taylor as our Managing Director, Co-President, and as our principal executive officer, effective immediately.

Further, effective December 10, 2019, the board of directors approved the modification of the position of Mr. Rajat Dhanda to Managing Director, Co-President. In addition, the board of directors approved the modification of the position of Ms. Lainie P. Minnick to include the title of Senior Portfolio Manager, in addition to her existing role as Managing Director, Chief Financial Officer and Treasurer.  Finally, Gregory M. Moran’s position was changed from Managing Director, Retail and Chief Investment Officer to Managing Director and Chief Investment Officer.  Revised biographical summaries for Messrs. Taylor, Dhanda and Moran and for Ms. Minnick are provided below.

Changes to Advisor’s Management Team

At the same time that our board of directors made the officer changes described above, the Advisor made certain changes to the key members of its management team and their roles.  Going forward, the key members of the Advisor’s management team include, in alphabetical order, Michael Blum, Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Richard D. Kincaid, Dwight L. Merriman III, Lainie P. Minnick, Gregory M. Moran, James R. Mulvihill, Taylor M. Paul, Scott W. Recknor, Jeffrey W. Taylor, J.R. Wetzel, Joshua J. Widoff and Evan H. Zucker.  The positions of these individuals and their biographical summaries are shown below, in alphabetical order.

Michael J. Blum, age 35,  has served as our Vice President — Portfolio Manager since February 2019.  Mr. Blum is responsible for the oversight of portfolio performance and overall fund strategy and was previously in an Acquisitions role since joining the Company in 2012.  From 2007 through 2012, Mr. Blum was at Madison Capital Management, an alternative investment management firm where he focused on distressed corporate and real estate investments across all levels of the capital structure.  Previously, Mr. Blum served as an Investment Banking Analyst in the financial institutions and real estate group at A.G. Edwards, with transactional experience raising more than $7.5 billion in IPOs and follow-on offerings for publicly traded clients as well as financial advisory work.  Mr. Blum received a Bachelor Science in Business Administration from the Washington University in St. Louis Olin School of Business.

Rajat Dhanda, age 51,  has served as our Managing Director,  Co-President since December 2019 and as Managing Director, President since April 2017. Mr. Dhanda is also a member of the Advisor’s Investment Committee. He currently serves as Chief Executive Officer of Black Creek Group, U.S., responsible for the oversight of distribution, marketing, product development, operations and legal functions. Mr. Dhanda has also served as the Managing Director, Co-President of BCI IV since December 2019 and as Managing Director, President of BCI IV since May 2017. Prior to joining Black Creek Group, Mr. Dhanda spent 26 years at Morgan Stanley, leading key divisions of their institutional and Wealth Management platforms, while also serving on the firm’s Management and Risk Committee for his last eight years. Most recently, he was head of Investment Products and Services in Wealth Management, responsible for all of the products distributed by Morgan Stanley’s financial advisors. In this capacity, he worked closely with the firm’s financial advisors and third party asset managers to design and distribute products offering a breadth of investment solutions. In addition, as a member of the division’s Executive and Operating Committees, Mr. Dhanda worked to develop strategies for the changing regulatory environment and the opportunities that technology and data offer today in the wealth management channels. Mr. Dhanda holds a BA in both Business Economics as well as Organizational Behavior & Management from Brown University.

David M. Fazekas, age 46, has served as Managing Director — Eastern Region of IPT and a senior member of the IPT Advisor since January 2013. He has also served as Managing Director — Eastern Region of BCI IV since November 2014 and of DC Industrial Liquidating Trust from November 2015 to December 2017 upon liquidation. Mr. Fazekas also served as the Managing Director — Eastern Region of IIT from March 2011 until November 2015. From 2008 through September 2010, Mr. Fazekas served as the Senior Vice President and Project Principal for Panattoni Development Company Inc., a leading development company that leases and owns industrial, office and retail properties in more than 175 cities throughout the U.S., Canada and Europe. From 2007 to 2008, he was the Director of Acquisitions for ZAIS Group LLC, which during his tenure managed over $11 billion of assets across a wide spectrum of investment platforms. Prior to ZAIS, Mr. Fazekas spent six years as the Director of Real Estate Acquisitions for RREEF Deutsche Bank, one of the largest real estate investment advisors in the world. Early in his career, he served as the Vice President of Acquisitions for Delma Properties, Inc. Mr. Fazekas holds a Bachelor’s degree in business and economics from Rutgers University and a Master’s degree in real estate from New York University. He also is a member of the National Association of Industrial and Office Properties (NAIOP).

Andrea L. Karp, age 48, has responsibilities for due diligence and dispositions at the Advisor and has served as our Managing Director, Head of Due Diligence since May 2017. Ms. Karp previously served as our Senior Vice President of Real Estate from August 2012 to May 2017. Ms. Karp has served as Managing Director and Head of Real Estate Due Diligence and Dispositions of DPF since April 2017 and previously served as Senior Vice President of Real Estate at DPF from May 2007 to April 2017. Ms. Karp also served as Senior Vice President of Real Estate of IIT from August 2010 to November 2015 and has served as Senior Vice President of Real Estate for DPF since May 2007. From 2006 to 2007, Ms. Karp was Vice President of Fremont Investment & Loan, a California-based bank where she was responsible for originating commercial loans. From 1997 through 2006, Ms. Karp served as First Vice President of ProLogis. In this capacity, Ms. Karp was responsible for overseeing the Asset Services team, which handled all due diligence and underwriting activities of corporate mergers, joint ventures, financings, acquisitions and dispositions with activity levels in excess of $6 billion per year. Ms. Karp holds a Bachelor’s Degree in Economics from the University of Colorado.

Richard D. Kincaid, age 58, has served as our Chairman of the Board of Directors since September 2012. Prior to joining our board of directors, Mr. Kincaid was a Trustee and the President of Equity Office Properties Trust from November 2002, and the Chief Executive Officer from April 2003, until Equity Office Properties Trust was acquired by the Blackstone Group in February 2007. From March 1997 until November 2002, Mr. Kincaid was Executive Vice President of Equity Office Properties Trust and was Chief Operating Officer from September 2001 until November 2002. He also was Chief Financial Officer of Equity Office Properties Trust from March 1997 until August 2002, and Senior Vice President from October 1996 until March 1997.

Prior to joining Equity Office Properties Trust in 1995, Mr. Kincaid was Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Mr. Samuel Zell. During his tenure at Equity Group Investments and Equity Office Properties Trust, Mr. Kincaid supervised more than $11 billion in financing transactions, including property level loans encumbering office buildings, apartments, and retail properties, as well as unsecured debt, convertible debt securities, and preferred stock. Prior to joining Equity Group Investments in 1990, Mr. Kincaid held positions with Barclays Bank PLC and The First National Bank of Chicago. Richard Kincaid is currently the President and Founder of the BeCause Foundation. The BeCause Foundation is a nonprofit corporation that heightens awareness about a number of complex social problems and promotes change through the power of film. Mr. Kincaid is also an active private investor in early stage companies. Mr. Kincaid is Chairman of the Board of Directors of Rayonier Inc. (NYSE: RYN), an international REIT that specializes in timber and specialty fibers. He also served on the board of directors Vail Resorts (NYSE: MTN), a mountain resort operator, from July 2006 until April 2015, and Strategic Hotels and Resorts (NYSE: BEE), an owner of upscale and luxury hotels in North America and Europe, from January 2009 until December 2015. Mr. Kincaid received his Master’s Degree in Business Administration from the University of Texas, and his Bachelor’s Degree from Wichita State University.

We believe that Mr. Kincaid’s qualifications to serve on our board of directors include his significant leadership experience as a Trustee, the President and the Chief Executive Officer of Equity Office Properties Trust and his director positions with other public companies. He also has demonstrated strategic insight with respect to large, growing real estate companies, as he developed the financial, technology and integration strategies for Equity Office Properties Trust during its tremendous growth, which included nearly $17 billion in acquisitions. We believe that his leadership and experience are valuable additions to our board in connection with our ongoing offering and perpetual-life REIT.

Dwight L. Merriman III, age 58, currently serves as the Chief Executive Officer of Industrial for Black Creek Group. In this role, Mr. Merriman oversees the acquisition, asset management and portfolio management activities for all industrial investments across Black Creek Group sponsored funds, including us. He served as our Managing Director, Chief Executive Officer from April 2017 to January 1, 2020, when he has announced he will step down. Mr. Merriman has served as Managing Director, Chief Executive Officer of IPT, as a member of the board of directors of IPT, and member of the board of managers of Industrial Property Advisors LLC, the advisor to IPT, since January 2013; and Managing Director, Chief Executive Officer of BCI IV from April 2017 to January 1, 2020, when he has announced he will step down, a member of the board of directors of BCI IV, and as a member of the board of managers of BCI IV Advisors LLC, the advisor to BCI IV, since November 2014. Mr. Merriman also served as a member of the board of directors and as the Chief Executive Officer of IIT, from February 2011 until November 2015, and has served as a member of the board of managers of Industrial Income Advisors LLC since March 2010. Mr. Merriman also served as the Chief Executive Officer and as a member of the board of trustees of DC Industrial Liquidating Trust (“DC Liquidating Trust”) from November 2015 to December 2017.

Mr. Merriman has over 30 years of real estate investment and development experience. Mr. Merriman served from September 2007 through March 2010 as a Managing Director and the Chief Investment Officer of Stockbridge Capital Group

LLC (“Stockbridge”), a real estate investment management company based in San Francisco, California, which had more than $3 billion in real estate under management. While with Stockbridge, Mr. Merriman served as a member of its investment and management committees, and was responsible for coordinating the investment activities of the company. From May 2000 to September 2007, Mr. Merriman was a Managing Director of RREEF Funds (“RREEF”) a real estate investment management company, in charge of RREEF’s development and value-added investment opportunities in North America. While at RREEF, he served on the investment committee and was involved in approving approximately $5 billion in commercial real estate transactions, and he started CalSmart, a $1.2 billion value-added real estate investment fund with the California Public Employees’ Retirement System. Prior to joining RREEF in 2000, Mr. Merriman served for approximately five years as a Managing Director at CarrAmerica Realty Corporation, where he was responsible for the company’s acquisition, development and operations activities in Southern California and Utah. Prior to that, he spent 11 years with the Los Angeles development firm of Overton, Moore & Associates, where he was responsible for developing industrial and office property throughout Southern California. Mr. Merriman received a B.S. in Business Administration from the University of Southern California and an M.B.A. from the Anderson School at the University of California at Los Angeles. Mr. Merriman is a member of the Urban Land Institute.

Lainie P. Minnick, age 47,  has served as our Managing Director, Senior Portfolio Manager, Chief Financial Officer and Treasurer and since December 2019 and as our Managing Director, Chief Financial Officer and Treasurer since April 2018. In such capacity, Ms. Minnick oversees portfolio performance and overall strategy, debt capital markets initiatives, financial reporting and forecasting, treasury management, the application of our NAV policies and procedures, accounting, tax compliance and other related areas of responsibilities. Ms. Minnick has also served as Managing Director, Head of Debt Capital Markets for our company, BCI IV and IPT since April 2017. Ms. Minnick previously served as our Senior Vice President of Finance from March 2010 to April 2017; as Senior Vice President of Finance for BCI IV from February 2016 to April 2017; as Treasurer for BCI IV since February 2016; as Senior Vice President of Finance for IPT from March 2013 to April 2017; and as Treasurer for IPT since March 2014. Ms. Minnick also served as Senior Vice President of Finance for Industrial Income Trust Inc. from August 2010 to November 2015, and as Treasurer from March 2014 to November 2015, when the entity was sold. Since joining Black Creek in February 2007, Ms. Minnick has overseen the execution of over $12.0 billion of financings and associated interest rate hedging strategies for Black Creek affiliates, collectively. Prior to joining Black Creek in 2007, Ms. Minnick was a Project Executive for Urban Villages, Inc., a Denver-based real estate development firm. From 1999 through 2004, Ms. Minnick worked for Goldman Sachs, most recently as a Vice President working exclusively with the Whitehall Funds, a series of global real estate opportunity funds. Based in both New York and London, Ms. Minnick was responsible for executing real estate related financing transactions throughout the U.S. and Europe. Prior to joining Goldman Sachs, Ms. Minnick worked for the Archon Group, a subsidiary of Goldman Sachs, where she was responsible for real estate related portfolio management and loan asset management efforts. Ms. Minnick holds a Bachelor’s Degree in Business Administration from Southern Methodist University and a Master’s Degree in Business Administration from the Wharton School at the University of Pennsylvania.

Gregory M. Moran, age 47,  has served as our Chief Investment Officer since September 2017 and our Managing Director since December 2019 and previously served as our Managing Director, Retail from April 2017 to December 2019 and our Executive Vice President from July 2013 to April 2017. Mr. Moran also has served as a Vice President of Investments of Dividend Capital Group LLC and Black Creek Diversified Property Advisors Group LLC (f/k/a Dividend Capital Total Advisors Group LLC) since August 2005. Mr. Moran has been an active participant in the institutional real estate community since 1998. From December 2001 through July 2005, Mr. Moran was a Portfolio Manager in the Real Estate Investment Group for the Public Employees’ Retirement Association of Colorado where he was directly involved in the ongoing management of a global real estate investment portfolio with over $2 billion of invested equity. Mr. Moran was responsible for sourcing and underwriting new investment opportunities, ongoing asset management of existing portfolio investments and relationship management for over a dozen joint venture partners and advisors of the fund. From September 1998 through December 2001, Mr. Moran worked in the Capital Markets Group at Sonnenblick Goldman Company, most recently as a Vice President. During this time, Mr. Moran was responsible for raising and structuring debt and equity investments in commercial real estate projects on behalf of public and private real estate investment companies. Mr. Moran received his Bachelor’s Degree in Business Administration and Master’s Degree in Professional Accounting from the University of Texas at Austin - McCombs School of Business. He is also a FA Charterholder, and a member of the CFA Institute, Urban Land Institute and Pension Real Estate Association.

James R. Mulvihill, age 55, has served as a director of our board of directors since October 2018. Mr. Mulvihill is also a manager of the Advisor, a manager of Industrial Income Advisors LLC, the advisor to IIT, and a manager of the IPT Advisor. Mr. Mulvihill is a principal of both Dividend Capital Group, LLC and Black Creek Group, LLC, a Denver based real estate investment firm which he co-founded in 1993. As of June 30, 2019, Mr. Mulvihill has overseen directly, or indirectly through affiliated entities, the acquisition, development, redevelopment, financing and sale of real estate-related assets with an aggregate value in excess of approximately $19.5 billion. Mr. Mulvihill also was a co-founder and formerly served as a director of DCT Industrial Trust, formerly known as Dividend Capital Trust, a NYSE-listed industrial REIT (NYSE: DCT). He is also a co-founder and former Chairman of the Board of CPA, one of the largest owners and developers of industrial properties in Mexico. In 1993, Mr. Mulvihill co-founded American Real Estate Investment Corp. (formerly known as Keystone Property Trust, NYSE: KTR) which was an industrial, office and logistics REIT and was acquired by ProLogis Trust (NYSE: PLD) in August 2004. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to 1991, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer’s Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor’s Degree in Political Science from Stanford University.

We believe that Mr. Mulvihill’s qualifications to serve on our board of directors are demonstrated by his extensive experience in real estate investments, including his over 25 years of experience with Black Creek Group LLC as a co-founder of the company, his position as a principal of Dividend Capital Group LLC, his leadership experience as an executive officer of, and an advisor to, non-traded REITs and other real estate investment companies, and his experience in real estate investment banking.

Taylor M. Paul, age 40, serves as our Senior Vice President and Chief Accounting Officer. He has held various positions of growing responsibilities with us and our Advisor since our inception in 2006, including as our Vice President and Controller from 2011 to 2015 and as our Senior Vice President and Controller from 2015 to 2018. Mr. Paul’s responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting and budgeting functions and certain treasury management and compliance functions. Prior to joining us, Mr. Paul was with KPMG LLP from 2003 to 2006 where he primarily worked in the firm’s real estate practice for various clients which most notably included an S&P 500 international real estate investment trust. Mr. Paul holds a Bachelor’s Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.

Scott W. Recknor, age 52,  has served as our Managing Director, Head of Asset Management since September 2017. Mr. Recknor also serves as Managing Director, Head of Asset Management of BCI IV and Managing Director, Head of Asset Management of IPT. He also served as Senior Vice President, Asset Management of IIT upon joining Black Creek Group from November 2010 until November 2015. From 2005 through October 2010, Mr. Recknor served as a Vice President for AMB Property Corporation (now ProLogis), a leading global owner, operator and developer of industrial real estate, where he was responsible for leasing, capital expenditures, budgeting and re-forecasting and property management oversight in the greater Los Angeles area. From 2001 through 2004, Mr. Recknor was a District Manager for RREEF (Real Estate Investment Managers) where he managed three offices responsible for the leasing, property management, capital expenditure and budgeting and re-forecasting for a number of separate pension fund accounts. Prior to RREEF, Mr. Recknor was the West Region Real Estate Manager for the Goodyear Tire & Rubber Company where he was responsible for all operating aspects of Goodyear’s West Region real estate portfolio in six states (California, Hawaii, Nevada, Arizona, New Mexico and Texas). Prior to the Goodyear Tire & Rubber Company, Mr. Recknor was a real estate broker with The Seeley Company (now Colliers International) in the Los Angeles area. Mr. Recknor graduated from the University of California (Irvine) and has previously served on the Board of Directors for NAIOP (SoCal) and has been an affiliate member of SIOR (Los Angeles).

Jeffrey W. Taylor, age 47, has served as Managing Director, Co-President since December 10, 2019. Mr. Taylor has had a long tenure at the Company and is familiar with its day-to-day operations, having served as our Managing Director of Shareholder Operations since April 2017 and previously served as our Senior Vice President of Shareholder Operations from September 2012 to April 2017. Mr. Taylor has also served as Managing Director, Chief Operating Officer of Black Creek Group since 2017and Senior Vice President of Operations of Black Creek Group since 2009.  In those roles, he has responsibilities for shareholder operations, product management and development, coordination of risk management programs and certain business operations. Mr. Taylor has also served as Managing Director, Co-President of Black Creek Industrial REIT IV Inc. (“BCI IV”) since December 9, 2019 and as Managing Director of Shareholder Operations of BCI IV since May 2017 and as Senior Vice President Shareholder Operations of BCI IV from February 2016 to May 2017 and has served as Managing Director of Shareholder Operations of Industrial Property Trust Inc. (“IPT”) since May 2017 and as Senior Vice President Shareholder Operations of IPT from December 2013 to May 2017. He has also served as President of BCG Advisors LLC since March 2012. BCG Advisors LLC is a registered investment advisor which has been engaged by Black Creek Diversified Property Advisors LLC (the “Advisor”) and us to provide non-discretionary advice and recommendations with respect to our investment in securities. Mr. Taylor’s background includes investment management, risk management, product management, operating company analysis and strategic planning within financial services companies. Prior to joining us and Black Creek Group, Mr. Taylor served in various positions with INVESCO Funds Group, most notably in management roles within the investment division and the distribution company as well as positions within the transfer agency. Mr. Taylor holds a Bachelor’s degree from Pennsylvania State University and a Master’s in Business Administration from the University of Colorado at Denver. In addition, Mr. Taylor is a CFA Charterholder.

J.R. Wetzel, age 61, has served as Managing Director — Western Region of IPT and a senior member of the IPT Advisor since January 2013. He has also served as Managing Director — Western Region of BCI IV since November 2014 and of DC Industrial Liquidating Trust from November 2015 to December 2017 when the trust was liquidated. Mr. Wetzel also served as the Managing Director — Western Region of IIT from March 2011 until November 2015. From November 2000 to February 2011, Mr. Wetzel served as Managing Partner of PGP Partners Inc., a company he founded during his tenure at PGP Partners. While at PGP Partners, Mr. Wetzel was responsible for the acquisition and development of more than $250 million of commercial real estate assets in California and Las Vegas. Prior to forming PGP Partners, from 1997 through 2000, Mr. Wetzel served as the Chief Operating Officer for Pacific Gulf Properties, a publicly traded REIT, where he was responsible for establishing target markets, including Seattle, Portland, Northern California, Los Angeles, Orange County, San Diego, Phoenix and Las Vegas, for acquisitions and development of industrial and office projects. In 2000, he was instrumental in directing the sale of Pacific Gulf Properties’ industrial portfolio, totaling 13.5 million square feet, to RREEF, one of the world’s largest pension fund managers, and CalWest for a purchase price of $925 million. Prior to joining Pacific Gulf Properties in 1997, Mr. Wetzel served as the Vice President of Acquisitions and Development for Industrial Development International (“IDI”), where he was instrumental in completing more than five million square feet of build-to-suits and speculative industrial projects for nationally and internationally recognized customers. Prior to joining IDI, Mr. Wetzel spent 11 years at Insignia/O’Donnell and was responsible for a portfolio of approximately 19 million square feet of industrial and office product throughout the western U.S. Mr. Wetzel received his B.A. in Economics from Claremont Men’s College and an M.B.A. in Real Estate Finance from the University of Southern California.

Joshua J. Widoff, age 49,  has served as our Managing Director since April 2017 and our Chief Legal Officer and Secretary since June 2018. Previously, Mr. Widoff served as General Counsel and Secretary from September 2007 through June 2018, as Executive Vice President from October 2010 to April 2017 and as Senior Vice President from September 2007 to October 2010. Mr. Widoff has served as Managing Director of IPT since April 2017 and as Chief Legal Officer and Secretary of IPT since June 2018. Previously, Mr. Widoff served as General Counsel and Secretary of IPT from September 2012 to June 2018, and he previously served as an Executive Vice President of IPT from September 2012 to April 2017. Mr. Widoff has served as Managing Director of BCI IV since April 2017 and as Chief Legal Officer and Secretary of BCI IV since June 2018. He previously served as Executive Vice President and Secretary of BCI IV since November 2014 and General Counsel of BCI IV from November 2014 to June 2018. Mr. Widoff has served as Chief Legal Officer for Black Creek Diversified Property Advisors LLC (the Company’s external advisor), Industrial Property Advisors LLC (the external advisor to IPT) and BCI IV Advisors LLC (the external advisor to BCI IV), since June 2018. Mr. Widoff served as Managing Director, Executive Vice President, and General Counsel of DC Liquidating Trust from November 2015 through April 2017. Mr. Widoff also served as the Senior Vice President, General Counsel and Secretary from May 2009 until December 2013, and as the Executive Vice President, General Counsel and Secretary of IIT from December 2013 until the sale of IIT in November 2015. He has also served as a Managing Director and Chief Legal Officer of Black Creek Group LLC, since June 2019, and previously as Executive Vice President of Black Creek Group since September 2007, and as Executive Vice President of Dividend Capital Group LLC since October 2010. Prior to joining us in September 2007, Mr. Widoff was a partner from October 2002 to July 2007 at the law firm of Brownstein Hyatt Farber Schreck, P.C., where he was active in the management of the firm, serving as chairman of both the firm’s Associate and Recruiting Committees and overseeing an integrated team of attorneys and paralegals servicing clients primarily in the commercial real estate business. During more than a dozen years of private practice, he managed transactions involving the acquisition, development, leasing, financing and disposition of various real estate assets, including vacant land, apartment and office buildings, hotels, casinos, industrial/warehouse facilities and shopping centers. He also participated in asset and stock acquisition transactions, convertible debt financings, private offerings and complex joint venture negotiations. Mr. Widoff served as general business counsel on a variety of contract and operational issues to a wide range of clients in diverse businesses. Mr. Widoff currently serves as Chair and Commissioner for the Denver Urban Renewal Authority. Mr. Widoff received his Bachelor’s Degree from Trinity University in Texas and his Juris Doctor Degree from the University of Colorado School of Law.

Evan H. Zucker, age 54, has served as a manager of the Advisor since April 2005. Mr. Zucker also has served as a manager of Industrial Property Advisors LLC, the advisor of IPT since January 2013, and as a manager of BCI IV Advisors LLC, the advisor of BCI IV since November 2014. Mr. Zucker has served as the Chairman of the board of directors and as a director of IPT since January 2013. Mr. Zucker also has served as the Chairman of the board of directors and as a director of

BCI IV since November 2014. Mr. Zucker previously served as the President of IIT from October 2009 until his election to the board of directors of IIT as Chairman in March 2010. He served as Chairman of the board of directors and as a director of IIT until November 2015 when IIT was sold. Mr. Zucker is a principal of both Dividend Capital Group, LLC and Black Creek Group, LLC, a Denver based real estate investment firm which he co-founded in 1993. As of June 30, 2019, Mr. Zucker has overseen directly, or indirectly through affiliated entities, the acquisition, development, redevelopment, financing and sale of real estate-related assets with an aggregate value in excess of approximately $19.5 billion. From its inception until October 2006, Mr. Zucker was the Chief Executive Officer, President, Secretary and a director of DCT Industrial Trust (NYSE: DCT), which listed on the NYSE in December 2006. In 1993, Mr. Zucker co-founded American Real Estate Investment Corp., which subsequently became Keystone Property Trust (NYSE: KTR), an industrial, office and logistics REIT that was later acquired by ProLogis Trust (NYSE: PLD) in August 2004. Mr. Zucker served as the President and as a director of American Real Estate Investment Corp. from 1993 to 1997 and as a director of Keystone Property Trust from 1997 to 1999. Mr. Zucker graduated from Stanford University with a Bachelor’s Degree in Economics.

•                  Changes to Valuation Procedures

Our board of directors has approved amendments to our valuation procedures, effective as of December 31, 2019, to revise the way we value property-level mortgages, corporate-level credit facilities and associated interest rate hedges when the loans, including associated interest rate hedges, are intended to be held to maturity.  The changes will take effect with respect to our NAV as of December 31, 2019, which will be calculated and disclosed on or about January 15, 2020.  We expect the impact from these changes to be an approximately 1.2% (or $0.09) increase to the NAV per share, not taking into account all of the other items that impact our monthly NAV.  The following revisions to the Prospectus reflect the changes to our valuation procedures.

Effective as of December 31, 2019, the following disclosure replaces the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Procedures— Valuation of Real Estate-Related Assets—Valuation of Other Assets” and all similar disclosure in the prospectus.

Valuation of Other Assets

Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government and corporate debt securities, publicly traded equity securities, cash and cash equivalents, and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available information. Subject to the board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.

Effective as of December 31, 2019, the following disclosure replaces the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Procedures—Valuation of Liabilities” and all similar disclosure in the prospectus.

Valuation of Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Except as noted below, we will include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities will include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe Black Creek Capital Markets, LLC (the “Dealer Manager”) under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Valuation of Liabilities — Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, shall be valued at par (i.e. at their respective outstanding balances).  Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge shall be treated as one financial instrument which shall be valued at par if intended to be held to maturity.  This policy of valuing at par shall apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) shall be valued at fair value using widely accepted valuation methodologies.

Estimated prepayment penalties shall not factor into the valuation of our debt until a loan or interest rate hedge is actually prepaid or terminated, unless an interest rate hedge is not definitively not intended to be held to maturity, in which case a hedge mark to market adjustment shall be made at such time.

Debt that is not intended to be held to maturity shall mean any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of each mortgage and associated interest rate hedge shall be limited to the value of the underlying asset(s), so as to not make the equity of said asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

•                  Security Ownership

The following disclosure updates the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” and all similar disclosure in the prospectus.

The following table shows, as of December 5, 2019, the amount of each class of our common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by us to be the beneficial owner of more than five percent of the outstanding shares of such class, (ii) our directors, (iii) our executive officers and (iv) all of our directors and executive officers as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Common Stock of Applicable Class
Black Creek Diversified Property Advisors LLC (2)	20,000	Class E Shares	*
	122,937	Class I shares	*
Charles B. Duke (Independent Director)	7,880	Class I shares	*
Richard D. Kincaid (Chairman and Director)	77,856	Class I shares	*
James R. Mulvihill (Director) (2)	185,128	Class I shares	*
Daniel J. Sullivan (Independent Director)	9,023	Class I shares	*
John P. Woodberry (Independent Director)	12,880	Class I shares	*
Dwight L. Merriman III (Managing Director, Chief Executive Officer)	80,901	Class I shares	*
Jeffrey W. Taylor (Managing Director, Co-President)	22,862	Class I shares	*
Rajat Dhanda (Managing Director, Co-President)	33,397	Class S shares	*
Lainie P. Minnick (Managing Director, Senior Portfolio Manager, Chief Financial Officer and Treasurer)	2,952	Class I shares	*

Joshua J. Widoff (Managing Director, Chief Legal Officer and Secretary)	26,428	Class I shares	*
Gregory M. Moran (Managing Director and Chief Investment Officer)	3,707	Class I shares	*
Scott W. Recknor (Managing Director, Head of Asset Management)	—	Class I shares	*
Beneficial ownership of Common Stock by all directors and executive officers as a group (12 persons) (2)	20,000	Class E shares	*
	33,397	Class S shares
	552,554	Class I Shares
	605,951	Total Shares	*

*                                         Less than 1%.

(1)                                 Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, is treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but is not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)                                 Our Advisor and the parent of our Advisor are presently each directly or indirectly controlled by one or more of the following and/or their affiliates: estate of John A. Blumberg, James R. Mulvihill, and Evan H. Zucker. With respect to Mr. Mulvihill, the number of Class E shares listed consists solely of 20,000 Class E shares held by the Advisor. The disclosure shall not be construed as an admission that Mr. Mulvihill is, for any purpose, the beneficial owner of such shares. The Advisor may not sell these 20,000 Class E shares while it remains our advisor, but may transfer the shares to one of its affiliates.